SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CHESAPEAKE FINANCIAL SHARES, INC.

(Name of Issuer)

CHESAPEAKE FINANCIAL SHARES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $5.00 PAR VALUE

(Title of Class of Securities)

16517A-10-9

(CUSIP Number of Class of Securities)

Douglas D. Monroe, Jr.

Chairman and Chief Executive Officer

Chesapeake Financial Shares, Inc.

97 North Main Street

Kilmarnock, Virginia 22482

(804) 435-1181

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

Copies To:

George P. Whitley, Esq.

LeClair Ryan, A Professional Corporation

707 East Main Street, 11th Floor

Richmond, Virginia 23219

(804) 343-4089

This statement is filed in connection with (check the appropriate box):

(a)	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐ The filing of a registration statement under the Securities Act of 1933.
(c)	☐ A tender offer.
(d)	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$2,246,859	$207

*	The filing fee was determined based upon the product of (a) the estimated 83,217 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates and (b) the fractional interest consideration of $27.00 per share of common stock (the “Total Consideration”). Pursuant to, and as provided by, Rule 0-11(b) of the Act, the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $207

Form or Registration No.: Schedule 14A

Filing Party: Chesapeake Financial Shares, Inc.

Date Filed: January 31, 2003

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Chesapeake Financial Shares, Inc., a Virginia corporation and registered financial holding company (the “Company”), in connection with the amendment to the Company’s articles of incorporation that provided for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split (the “transaction”). A copy of the amendment to the Company’s articles of incorporation is attached as Annex A to the definitive proxy statement filed by the Company as Exhibit (a)(1) to Amendment No. 3 to the Schedule 13E-3 (including all annexes thereto, the “proxy statement”).

The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on October 17, 2002. Amendments No. 1, 2 and 3 were filed with the Securities and Exchange Commission on December 3, 2002, January 23, 2003 and January 31, 2003, respectively. This Amendment No. 4 to the Schedule 13E-3 is being filed to report the results of the transaction.

On February 27, 2003, the special meeting of shareholders of the Company was held at the time and place previously called as reflected in the proxy statement. At the special meeting, the shareholders approved the proposed going private transaction, with 89% of the outstanding shares voting in favor of the transaction.

Immediately following the special meeting of shareholders, the articles of amendment to the Company’s articles of incorporation were filed with the Virginia State Corporation Commission. The transaction became effective as of 6:01 p.m., Eastern Standard Time, on February 27, 2003.

On February 28, 2003, the Company issued a press release announcing the consummation of the transaction. A copy of the press release is included as Exhibit (a)(5) to this Amendment and incorporated herein by reference.

On February 28, 2003, the Company filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to provide notice of termination of registration of the Company’s common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

ITEM 16.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(5)	Press Release dated February 28, 2003, announcing shareholder approval of the previously announced going private transaction.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CHESAPEAKE FINANCIAL SHARES, INC.

Dated: February 28, 2003	By:	/S/ DOUGLAS D. MONROE, JR.
Douglas D. Monroe, Jr. Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Press Release dated February 28, 2003, announcing shareholder approval of the previously announced going private transaction.